Filed by SBC Communications Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.
Commission File No.: 1-01105

Whitacre Q&A
News Now
Feb. 4, 2005
Author: Castrovinci

SBC and AT&T: an interview with Ed Whitacre

SBC made history again last week when we announced plans to acquire former parent company AT&T. Among its many pluses, the deal will make SBC the largest telecommunications company in the United States and a major player in the global enterprise space and the fast-growing field of IP telephony. In this interview, SBC Chairman and CEO Ed Whitacre offers his perspective on the acquisition and its impact on SBC and its employees.

Q. Why do you see this as a big plus for SBC and its employees?

This acquisition gets us immediately to a place it would take a long time to get to on our own—especially faster expansion into global data and the enterprise space and a strengthened presence in the United States. AT&T is the leading provider of products and services to corporations and governments around the nation and the world, and has one of the most advanced, highest-volume IP networks in the industry. AT&T invested billions of dollars to create that network—just one of many reasons why it serves all of the S&P 500 companies and virtually all of the Fortune 1000. Another is that AT&T shares our tradition of excellent service.

Q. How will the acquisition affect jobs?

The two companies together have about 210,000 employees today. At SBC, we're already on track to downsize by about 7,000 positions, mostly through attrition, by the end of this year. That plan remains unchanged. We know that about 13,000 other positions will be duplicated in the combined company. About half of them are in network operations and IT, and another 25 percent are in business services, such as sales and support. It's too soon to discuss geographic distribution of job reductions, or specific organizations where they might occur. But we know we will phase reductions in over about three years after the close of the merger, and we'll take every step possible to minimize job cuts in both companies. For example, we'll attempt to use normal attrition—averaging at least 1,000 people at SBC every month—to meet reductions where possible.

Q. What will happen to the AT&T brand?

We haven't made that decision yet. But the AT&T brand is one of the most widely recognized and respected names in the world, and we value its heritage and strength. That name will certainly be a part of the new company's future.

Q. How will the acquisition benefit customers?

It gives them a strong partner that can help them transition to the world of IP communications. AT&T has de-emphasized its consumer, small- and medium-business segments, while SBC obviously has been an active player in this market and the new company will continue with that commitment. We're interested in AT&T's top-notch Web portal for customer self-service, and it also has a very good billing system. The combined companies have greater resources and broader capabilities than either company has or could develop on its own, particularly in the IP world, and we'll use them to generate state-of-the-art offerings. We'll be able to deliver the advanced services customers want and need more quickly, and the company that does this will be a leader for years to come.

Q. What happens next?

The acquisition faces the usual review process, including review by the Department of Justice and approvals from the Federal Communications Commission, numerous state regulatory agencies and a small number of international organizations. We're confident that people will recognize its value and provide the needed approvals by early 2006. And in the coming months, as the acquisition moves along and we make decisions about branding, marketing, employment, real estate and more, we'll do what we can to keep employees up to date on our progress.

Q. What do you see as the financial impact?

We expect the deal to begin producing positive cash flow in 2007 and increased earnings per share in 2008, and we expect both numbers to grow in the years after that. We also expect AT&T to provide additional financial flexibility to SBC over the next several years. New revenue opportunities include expanded wireless sales in enterprise markets, and carrying AT&T's portfolio of IP-based services down to small-business and residential markets.

Q. Where do you see the main synergies coming from?

We've been involved in many transactions over the years, and this one has the biggest chance to produce savings. They'll come from lots of different areas—the most important are merging our networks and shifting Internet traffic to AT&T's backbone network. We'll also be able to consolidate data centers and desktop support, and migrate to a single set of support systems. The synergies start right after the merger closes, and we expect the savings to exceed $3 billion a year within five years.

Q. What impact will this have on Cingular?

This should really benefit Cingular because of the business relationships it will allow us to build with enterprise customers. We intend to leverage those relationships into the wireless side of the business.

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In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC's Internet site (www.sec.gov). These documents may also be obtained for free from SBC's Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78258. Free copies of AT&T Corp.'s filings may be accessed and downloaded for free at the AT&T Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC's directors and executive officers is available in SBC's proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.'s directors and executive officers is available in AT&T Corp.'s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SBC's and AT&T's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in SBC's filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's Web site http://www.sec.gov. SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC's Web site at www.sbc.com/investor_relations.